1-15226

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02027568

FORM 6-K

Report of Foreign Issuer

P.E.
4-17-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: April 17, 2002

ENCANA CORPORATION
(Translation of registrant's name into English)

3900, 421 - 7th Avenue S.W.

Calgary, Alberta, Canada T2P 4K9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ______ Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Registrant)

By: L H Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: April 17, 2002

Form 6-K Exhibit Index

Exhibit No.

1. News Release dated April 17, 2002 referenced as:

"EnCana Expands Production and Land Base in U.S. Rockies".

Exhibit 1

EnCana expands production and land base in U.S. Rockies

500 billion cubic feet of natural gas equivalent reserves acquired

CALGARY, Alberta (April 17, 2002) – EnCana Corporation (TSE, NYSE: ECA) announced today that its U.S. subsidiaries are expanding production and land holdings in the U.S. Rocky Mountain region with the purchase of approximately 500 billion cubic feet of long-life, natural gas and associated natural gas liquids reserves and about 338,000 net acres of land in northwest Colorado.

Wholly-owned subsidiaries of EnCana Oil & Gas (USA) Inc., which is an indirect wholly-owned subsidiary of EnCana Corporation, have reached agreement to purchase Colorado assets from subsidiaries of El Paso Corporation (NYSE: EP) for approximately C$461 million (US$292 million) in cash. The acquisition includes developed and undeveloped reserves, a gathering system, a gas plant and approximately 180,000 net acres of undeveloped land in the Piceance Basin. The acquisition complements EnCana's current Piceance Basin gas production at Mamm Creek and the surrounding area near Rifle, Colo.

"The U.S. Rockies are a major component of our North American natural gas growth strategy and this acquisition solidifies our position as a leading producer in the region," said Randy Eresman, President of EnCana's Onshore North America division. "These are high working interest operated properties containing liquids-rich reserves in the early stages of development. EnCana has achieved great success applying its tight gas development expertise to multi-zone formations of this nature. These properties offer growth potential similar to our Mamm Creek field where we have significantly expanded production and reserves since we acquired it about 15 months ago."

EnCana estimates the assets have approximately 500 billion cubic feet of proven plus one-half probable (established) gas equivalent reserves. Approximately 85 percent of the reserves are gas, with the balance associated natural gas liquids. Current daily production is about 38 million cubic feet of gas equivalent. During the remainder of 2002, EnCana plans to drill an estimated 50 wells on the acquired lands, and anticipates increasing daily production to about 55 million cubic feet of gas equivalent by the end of 2002. Production, which is centred in the North Douglas Creek Arch north of Grand Junction, Colo., is sold under short-term agreements.

"This acquisition is of a similar character to our previous U.S. Rockies acquisitions. In-fill drilling and further exploitation have the potential to triple production from this property in the next three years," said Roger Biemans, President of EnCana Oil & Gas (USA) Inc.

Subject to receipt of regulatory approvals and certain other conditions, the transaction is expected to close by the end of May 2002. The transaction will be funded from cash on hand and available credit facilities. A map illustrating the location of the acquisition is on the EnCana Web site www.encana.com.

-more-

EnCana is one of the world's largest independent oil and gas companies with an enterprise value of approximately C$30 billion. It is North America's largest independent natural gas producer and gas storage operator. Ninety percent of the Company's assets are in four key North American growth platforms: Western Canada, offshore Canada's East Coast, the U.S. Rocky Mountains and the Gulf of Mexico. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada's emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The Company has two key high potential international growth platforms: Ecuador, where EnCana is the largest private sector oil producer, and the U.K. North Sea, where the Company is the operator of a very large oil discovery. The Company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry's best-of-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Advisory
This news release contains forward-looking statements within the meaning of the United States *Private Securities Litigation Reform Act of 1995.* Forward-looking statements in this news release include, but are not limited to, statements with respect to: the estimated size and composition of the reserves to be acquired pursuant to the transaction described in this news release (the "Transaction"); the production growth potential of the assets being acquired pursuant to the Transaction (including the potential to triple production in the next three years); projected increases in daily production of gas and natural gas liquids by the end of 2002; plans to drill additional wells to increase production; projected increases in gas production by 2005; potential exploration; and the expected closing date of the Transaction.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this news release include, but are not limited to: the risk that regulatory approvals and other conditions required to complete the Transaction may not be obtained in a timely manner, or at all; the risk that the Transaction will be delayed or will not be completed; general economic, business and market conditions; volatility of oil, natural gas and liquids prices; fluctuations in currency and interest rates, product supply and demand; competition; risks inherent in foreign operations, including political and economic risk; the ability to expand production; the ability to expand or replace reserves; the ability to enter into or renew leases; the timing and costs of pipeline construction; the ability to make capital investments and the amounts thereof; the results of exploration, development and drilling; the ability to secure adequate product transportation; changes in regulations; uncertainty in amounts and timing of royalty payments; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana and its indirect wholly-owned subsidiary, Alberta Energy Company Ltd. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION:

Investor contact:
Sheila McIntosh
Senior Vice-President, Investor Relations
(403) 290-2194
Greg Kist
(403) 266-8495

Media contact:
Alan Boras
(403) 266-8300